Via Facsimile and U.S. Mail
Mail Stop 6010

May 29, 2008

Mr. Shawn M. Guertin
Executive Vice President, Chief Financial Officer
 and Treasurer
Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, Maryland 20817

Re: Coventry Health Care, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         File No. 1-16477

Dear Mr. Guertin:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Branch Chief